UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Standard Diversified Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share (“Class A Common Stock”)

Class B Common Stock, $0.01 par value per share (“Class B Common Stock”)

(Title of Class of Securities)

85336L109 (Class A Common Stock)

85336L208 (Class B Common Stock)

(CUSIP Number)

Joseph Mause

Standard General L.P.

767 Fifth Avenue, 12th Floor

New York, NY 10153

Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,597,218 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,597,218 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,597,218 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 83.3% of Class A Common Stock (see Item 5) 95.2% of Class B Common Stock

14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,597,218 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,597,218 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,597,218 shares of Class A Common Stock (see Item 5) 7,360,075 shares of Class B Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 83.3% of Class A Common Stock (see Item 5) 95.2% of Class B Common Stock

14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 15 TO 13D

This Amendment No. 15 to Schedule 13D (this “Amendment”) relates to Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Standard Diversified Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on October 29, 2015 and amended on December 21, 2015, March 2, 2016, September 27, 2016, November 25, 2016, June 5, 2017, June 26, 2017, December 4, 2017, January 5, 2018, June 19, 2018, September 7, 2018, September 14, 2018, December 11, 2018, February 15, 2019, and March 7, 2019 and by this Amendment (as so amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

* * *

This Amendment is being filed solely due to a change in the shares of Common Stock outstanding and not due to any trading by the Reporting Persons.

The percentages reported herein are based on a statement by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, as filed with the SEC on November 6, 2019, that there were 8,960,576 shares of Class A Common Stock and 7,732,806 shares of Class B outstanding as of November 1, 2019.

As shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder, each Reporting Person’s beneficial ownership is reported herein as if that Reporting Person (and no other shareholder) elected to convert all shares of Class B Common Stock beneficially owned by such Reporting Person into shares of Class A Common Stock.  In addition, beneficial ownership of shares of such Class B Common Stock are reported as if such shares were not so converted.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 19, 2019

STANDARD GENERAL L.P.

		By:	/s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim